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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of October 2005

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


      Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [_]                   No   [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

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                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)



Date:    October 25, 2005                     By: /s/ Karen L. Dunfee
                                                  ------------------------
                                                  Karen L. Dunfee
                                                  Corporate Secretary



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                                                                    NEWS RELEASE
                                                                        05-26-TC

FOR IMMEDIATE RELEASE:  October 25, 2005


                    TECK COMINCO ANNOUNCES MANAGEMENT CHANGES


Vancouver, B.C. -- Teck Cominco Limited today announced that Roger Brain, Senior Vice President for Marketing and Refining will retire on November 30, 2005 after 30 years of service to the company. As well, on October 31, 2005, Jon Collins, Vice President for Exploration Business Development will also retire after 40 years of service to the company.

Don Lindsay, President and Chief Executive Officer said: "On behalf of the Board of Directors and employees of Teck Cominco, I want to thank these two gentlemen for their outstanding contributions to the company and wish them a long and happy retirement."

The company also announced today the following appointments, all effective December 1, 2005:

   o Mike Agg as Vice President, Refining and Metal Sales. Mr. Agg has been General Manager responsible for the company's zinc and lead refinery in Trail, B.C. Prior to this assignment, Mr. Agg was General Manager responsible for the Cajamarquilla zinc refinery in Lima, Peru.

   o Andrew Stonkus as Vice President, Concentrate Marketing. Mr. Stonkus has held successively more senior marketing and sales positions and most recently has held the position of General Manager, Concentrate Marketing.

   o John Thompson as Vice President, Technology. Dr. Thompson has been the company's Chief Geoscientist. In his new assignment, he will lead a group focused on growth opportunities using the company's technologies, including the CESL hydrometallurgical technology.




                              TECK COMINCO LIMITED
         200 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, CANADA V6C 3L9
    TEL: (604) 687-1117          FAX: (604) 687-6100      www.teckcominco.com
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                                      -2-


"Each of these individuals brings strengths and capabilities that will strongly support achievement of the company's growth and development objectives. We congratulate them on their appointments and welcome them to the company's executive team" said Mr. Lindsay.

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada with assets totalling approximately $8 billion. Shares are listed on the Toronto Stock Exchange under the symbols TEK.MV.A and TEK.SV.B. The company is a world leader in the production of zinc and metallurgical coal and is also a major producer of copper and gold. Further information can be found at www.teckcominco.com.


                                     - 30 -



For additional information, please contact:

David Parker
Director, Corporate Affairs and Sustainability
604-687-1117




                              TECK COMINCO LIMITED
         200 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, CANADA V6C 3L9
    TEL: (604) 687-1117          FAX: (604) 687-6100      www.teckcominco.com